Via Facsimile and U.S. Mail
Mail Stop 6010


January 25, 2006


Ms. Rosemary Mazanet
Acting Chief Executive Officer
2600 Stemmons Freeway
Suite 176
Dallas, TX  75207

Re:	Access Pharmaceuticals, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
File No. 001-15771

Dear Ms. Mazanet:

	We have completed our review of your Form 10-K and have no further comments at this time.

								Sincerely,



      Kevin Woody
								Branch Chief